UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Vitria Technology, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
928490 10 4

(CUSIP Number)
JoMei Chang, Ph.D.
M. Dale Skeen, Ph.D.
Innovation Technology Group, Inc.
750 Menlo Avenue, Suite 380
Menlo Park, California 94025
(650) 323 -8001
Copies to:
David K. Michaels, Esq.
Fenwick & West LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111
(415) 875-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2006

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928490 10 4	Page 2 of 11 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: JoMei Chang, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF , BK, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,721,613 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

10,721,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,721,613 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.3% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (i) up to 416,669 shares held by Skeen/Chang Investments, L.P., of which Dr. Chang and her spouse, M. Dale Skeen, Ph.D., are general partners, and (ii) 1,040,110 options exercisable within 60 days of September 20, 2006. All shares are subject to voting agreements entered into by the Issuer (defined below) and the Reporting Persons (defined below) other than Innovation Technology Group, Inc. (discussed in Item 4 and Item 6).

*	Based on 34,316,231 shares of the Issuer’s Common Stock outstanding as of August 4, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2006 and 1,040,110 shares of Issuer’s Common Stock that Dr. Chang may acquire upon exercise of vested stock options exercisable within 60 days of September 20, 2006.

CUSIP No.	928490 10 4	Page 3 of 11 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: M. Dale Skeen, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF , BK, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,752,585 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

10,752,585 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,752,585 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(2)	Includes (i) up to 416,669 shares held by Skeen/Chang Investments, L.P., of which Dr. Skeen and his spouse, JoMei Chang, Ph.D., are general partners, and (ii) 1,071,082 options exercisable within 60 days of September 20, 2006. All shares are subject to voting agreements entered into by the Issuer and the Reporting Persons (defined below) other than Innovation Technology Group, Inc. (discussed in Item 4 and Item 6).

*	Based on 34,316,231 shares of the Issuer’s Common Stock outstanding as of August 4, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2006 and 1,071,082 shares of Issuer’s Common Stock that Dr. Skeen may acquire upon exercise of vested stock options exercisable within 60 days of September 20, 2006.

CUSIP No.	928490 10 4	Page 4 of 11 Pages
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Innovation Technology Group, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5633251

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, BK, SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	928490 10 4	Page 5 of 11 Pages
SCHEDULE 13D
Introduction
     This statement on Schedule 13D (this “Schedule”) is filed by (i) JoMei Chang, Ph.D., (ii) M. Dale Skeen, Ph.D., and (iii) Innovation Technology Group, Inc. (“ITG”), a Delaware corporation (collectively, the “Reporting Persons”). Drs. Chang and Skeen have previously reported their respective beneficial ownership of the Issuer (defined below) on Schedule 13G.
Item 1. Security and Issuer.
     The class of equity securities to which this Schedule relates is Common Stock, $0.001 par value per share (“Common Stock”), of Vitria Technology, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 945 Stewart Drive, Sunnyvale, California 94085.
Item 2. Identity and Background.
     JoMei Chang, Ph.D., is a citizen of the United States of America and is a member of the Board of Directors of the Issuer. Her principal occupation is Chief Executive Officer of QilinSoft LLC, a software reseller serving the China market and an affiliate of the Issuer.
     M. Dale Skeen, Ph.D., is a citizen of the United States of America and is a member of the Board of Directors of the Issuer. His principal occupation is Chief Executive Officer and Chief Technology Officer of the Issuer.
     ITG, a Delaware corporation, was formed in September 2006, and has no material assets. ITG has not conducted any activity except in connection with its formation and the proposed Transaction (defined below). Dr. Chang serves as President and a director of ITG. and Dr. Skeen serves as Secretary and Chief Financial Officer and a director of ITG, and each has served in his or her current position since ITG’s inception. ITG is wholly owned by Drs. Chang and Skeen.
     The business address or address of the principal office and business, as the case may be, of each of the Reporting Persons is 750 Menlo Avenue, Suite 380, Menlo Park, California 94025.
     During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate Transaction Consideration described below in Item 4 is expected to be approximately $68,000,000, assuming none of the Issuer’s stockholders choose to exercise and perfect any dissenters’ rights in connection with the proposed Transaction. The Transaction Consideration would be paid out of Drs. Chang and Skeen’s personal funds and existing funds of the Issuer, although Drs. Chang and Skeen or ITG may incur short- or long-term debt to facilitate payment of the Transaction Consideration. The Reporting Persons are currently in discussions with potential lenders regarding such potential arrangements. To date, no such arrangements have been established.

CUSIP No.	928490 10 4	Page 6 of 11 Pages
     As co-founders of the Issuer, Drs. Chang and Skeen purchased substantially all of the shares of Common Stock reported in this Schedule prior to the date on which the Issuer registered shares pursuant to Section 12 of the Act in September 1999 (the “Effective Date”). From the Issuer’s inception through the Effective Date, Dr. Chang purchased 4,276,878 shares of the Common Stock of the Issuer for immaterial per share consideration, and Dr. Skeen purchased 5,458,125 shares of Common Stock of the Issuer for immaterial per share consideration. Drs. Chang and Skeen each purchased 421,875 shares of Series A Preferred Stock of the Issuer at a purchase price of $0.36 per share in January 1995. Each share of Series A Preferred Stock of the Issuer converted into one share of Common Stock in September 1999.
Item 4. Purpose of Transaction.
     On September 20, 2006, the Issuer, Merger Sub (defined below) and ITG entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is included as Exhibit 99.1 to this Schedule and is incorporated by reference herein.
     Pursuant to the Merger Agreement, a wholly-owned subsidiary of ITG (the “Merger Sub”) will merge with and into the Issuer (the “Transaction”) on the terms and subject to the conditions set forth therein. In the proposed Transaction each share of Common Stock (other than dissenting shares and shares owned by the “Parent Group” (as defined in the Merger Agreement)) would be converted into the right to receive $2.75 in cash (the “Share Consideration”), without interest. In addition, each outstanding option exercisable for shares of Common Stock, with an exercise price of less than $2.75 per share (“Issuer Options”), other than Issuer Options held by the Parent Group (“Parent Group Options”), shall be cancelled and converted into the right to receive an amount of cash equal to the amount by which the Share Consideration exceeds the exercise price of the Issuer Option (less applicable withholding taxes) (such consideration, together with the Share Consideration, the “Transaction Consideration”). Parent Group Options are expected to be cancelled without consideration in connection with the proposed Transaction. All of the shares ITG holds in Merger Sub would be converted into the right to receive shares of common stock of the surviving corporation in the proposed Transaction.
     The Merger Agreement provides that consummation of the proposed Transaction is subject to certain closing conditions, including approval by holders of a majority of the shares of Common Stock. The Reporting Persons other than ITG have entered into voting agreements with the Issuer, pursuant to which they have agreed to, among other things, vote in favor of the adoption of the Merger Agreement.
     The Merger Agreement provides that, upon consummation of the proposed Transaction, the officers and directors of the Issuer will be replaced by the officers and directors of Merger Sub. Currently, Drs. Chang and Skeen are the only officers and directors of Merger Sub. It is currently expected that the members of the Issuer’s current management will serve as members of management of the surviving corporation in the proposed Transaction.
     The Merger Agreement provides that, upon consummation of the proposed Transaction, the Certificate of Incorporation and Bylaws of the Issuer will be replaced with the Certificate of Incorporation and Bylaws attached as Exhibit A and Exhibit B to the Merger Agreement.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement (attached hereto as Exhibit 99.1) and the voting agreements (attached hereto as Exhibit 99.2 and Exhibit 99.3).

CUSIP No.	928490 10 4	Page 7 of 11 Pages
     It is anticipated that, upon consummation of the proposed Transaction, the Common Stock would be delisted from trading on the Nasdaq Global Market and deregistered with the Commission.
     Except as set forth above or in Item 5 and other than changes in the capitalization resulting from the proposed Transaction, the Reporting Persons do not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.
Item 5. Interest in Securities of the Issuer.
     (a)-(b)
     Each of Drs. Chang and Skeen has shared power to direct the vote or disposition of 9,681,503 shares, of which up to 416,669 shares are held by Skeen/Chang Investments, L.P., of which Drs. Chang and Skeen are general partners (the “Partnership”). Dr. Chang has shared power to direct the vote or disposition of the 1,040,110 shares of Common Stock that are subject to options that are exercisable within 60 days of September 20, 2006. Dr. Skeen has shared power to direct the vote or disposition of the 1,071,082 shares of Common Stock that are subject to options that are exercisable within 60 days of September 20, 2006. Accordingly, the respective percentages of shares of Common Stock beneficially owned by Dr. Chang and Dr. Skeen as of September 20, 2006 were 30.3% and 30.4% of the class, based upon 34,316,231 shares of Common Stock outstanding as of August 4, 2006, as reported in the Issuer’s Form 10-Q filed with the Commission on August 9, 2006.
     ITG has no power to direct the vote or disposition of any of the shares, but as a member of a group with Drs. Chang and Skeen, it is deemed to beneficially own and have shared voting and dispositive power over the shares of the Common Stock beneficially owned by Drs. Chang and Skeen.
     The aggregate number of shares beneficially owned by all Reporting Persons named in this Schedule, including shares subject to options exercisable within 60 days of September 20, 2006, is 11,792,695 or 32.4% of the class, based upon 34,316,231 shares of Common Stock outstanding as of August 4, 2006, as reported in the Issuer’s Form 10-Q filed with the Commission on August 9, 2006.
     (c)
     The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, and none of the persons named under Item 2 has effected transactions in the Common Stock during the past 60 days.
     (d)
     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.
     (e)
     Not applicable.

CUSIP No.	928490 10 4	Page 8 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     ITG, Merger Sub and Issuer have entered into the Merger Agreement to effect the proposed Transaction. See Item 4 of this Schedule for a description of the Merger Agreement.
     In connection with the Merger Agreement, Drs. Chang and Skeen entered into a Voting Agreement with the Issuer, pursuant to which they have agreed to, among other things, vote in favor of the adoption of the Merger Agreement and to use their best efforts to cause ITG and Merger Sub to perform their respective obligations under the Merger Agreement, in each case so long as the Merger Agreement is not terminated in accordance with its terms. Drs. Chang and Skeen also caused the Partnership, to enter into a Voting Agreement with the Issuer, pursuant to which it has agreed to vote in favor of the adoption of the Merger Agreement.
     It is anticipated that Drs. Chang and Skeen will contribute their shares of Common Stock, and any shares of Common Stock beneficially owned by the Partnership, to ITG immediately prior to the consummation of the proposed Transaction. All options to purchase Common Stock held by the Reporting Persons are expected to be cancelled immediately prior to the consummation of the proposed Transaction.
     The descriptions of the Merger Agreement and voting agreements included in this Schedule are qualified by reference to the text of such documents, which are filed as exhibits to this Schedule.
Item 7. Materials to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule:

Exhibit	Title
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer.

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer.

CUSIP No.	928490 10 4	Page 9 of 11 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2006

/s/ JoMei Chang

JoMei Chang, Ph.D.

/s/ M. Dale Skeen

M. Dale Skeen, Ph.D.

Innovation Technology Group, Inc.

By:	/s/ JoMei Chang

Name: JoMei Chang, Ph.D.
Title: President

CUSIP No.	928490 10 4	Page 10 of 11 Pages
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)
     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the ownership by each of the undersigned of shares of Vitria Technology, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 2, 2006

/s/ JoMei Chang

JoMei Chang, Ph.D.

/s/ M. Dale Skeen

M. Dale Skeen, Ph.D.

Innovation Technology Group, Inc.

By:	/s/ JoMei Chang

Name: JoMei Chang, Ph.D.
Title: President

CUSIP No.	928490 10 4	Page 11 of 11 Pages
EXHIBIT INDEX

Exhibit	Title
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer.

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer.